N E W S R E L E A S E

June 16, 2016

Nevsun and Reservoir Announce Increased Cash Consideration To Reservoir Shareholders

Vancouver, British Columbia – Nevsun Resources Ltd. (“Nevsun”) (TSX: NSU) (NYSE MKT: NSU) and Reservoir Minerals Inc. (“Reservoir”) (TSX Venture: RMC) are pleased to announce that Nevsun and Reservoir have agreed to increase the consideration to be paid to holders of Reservoir’s common shares by adding a cash payment of C$2.00 per Reservoir Share.  Nevsun and Reservoir believe that the additional consideration will be favourably received by Reservoir shareholders.

Nevsun and Reservoir have effected this change by amending the previously announced statutory plan of arrangement (the “Arrangement”) to increase the consideration to be paid to holders of Reservoir’s common shares (“Reservoir Shares”) by approximately US$75 million.  The terms of the Arrangement remain otherwise unchanged.

THE BOARD OF DIRECTORS OF RESERVOIR HAS UNANIMOUSLY DETERMINED THAT THE INCREASED CONSIDERATION TO BE RECEIVED BY THE RESERVOIR SHAREHOLDERS IS FAIR TO SUCH HOLDERS AND THAT THE ARRANGEMENT IS IN THE BEST INTEREST OF RESERVOIR.

THE BOARD OF DIRECTORS OF NEVSUN HAS UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT, TAKING INTO ACCOUNT THE INCREASED CONSIDERATION, IS IN THE BEST INTERESTS OF NEVSUN.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has over 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with no debt and pays a peer leading quarterly dividend.  Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

About Reservoir Minerals Inc.

Reservoir Minerals Inc. is an international mineral exploration and development company run by an experienced technical and management team, with a portfolio of precious and base metal exploration properties in Europe and Africa. Reservoir operates an exploration partnership business model to leverage its expertise through to discovery.

Forward-Looking Statements

This news release includes information that constitutes “forward-looking information” or “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. More particularly, this news release contains statements concerning expectations regarding the timing and successful completion of the Arrangement, the timing of the Reservoir Meeting and the Nevsun Meeting, the receipt of Reservoir Securityholder approval of the Arrangement, receipt of Nevsun Shareholder approval for the Nevsun common shares to be issued pursuant to the Arrangement, the receipt of all necessary regulatory approvals to give effect to the Arrangement, the timing of closing of the Arrangement and other statements, expectations, beliefs, goals, objectives, assumptions and information about possible future events, conditions, results of operations or performance. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, estimates, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Material risk factors include, but are not limited to: the inability to get all necessary approvals for completion of the Arrangement, possible delays in the holding of the Reservoir Meeting, as well as all the possible outcomes involving both Jing Bao and Shandong Xianggung Group Co., Ltd. proposals to Reservoir and other factors, many of which are beyond the control of Nevsun and Reservoir. Further information concerning risks and uncertainties associated with these forward-looking statements and Nevsun’s business can be found in Nevsun’s Annual Information Form for the year ended December 31, 2015, which is available on Nevsun’s website (www.nevsun.com), filed under Nevsun’s profiled on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F. Further information concerning risks and uncertainties associated with the forward-looking statements related to Reservoir and its business can be found in Reservoir’s Management Discussion and Analysis for the year ended November 30, 2015, which is available on the Company’s website (www.reservoirminerals.com) and filed under Reservoir’s profile on SEDAR (www.sedar.com).

Neither the TSX Venture Exchange, Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

For further information, securityholders should contact:

Nevsun Resources Ltd. Scott A. Trebilcock Chief Development Officer Tel +1 604 623-4700 Email strebilcock@nevsun.com	Reservoir Minerals Inc. Chris McIntyre VP, Corporate Development Tel +1 416 346-7660 email chris@reservoirminerals.com

Media Inquiries: Longview Communications Alan Bayless Tel +1 (604) 694-6037 Email abayless@longviewcomms.ca